UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S BOARD OF DIRECTORS MINUTES N° 401

MINUTES N° 401: In the Autonomous City of Buenos Aires, on the 9th day of November 2015, at 11.00 am, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Pablo Díaz, Edgardo Volosín, Eduardo Llanos, Maximiliano Fernández, Eduardo Endeiza, Eduardo Setti, Santiago Durán Cassiet and Ariel Saks meet at the Company’s headquarters located at Av. del Libertador 6363. Permament Auditors Messrs. Daniel Abelovich, Damián Burgio and Walter Pardi, on behalf of the Audit Committee are present. Likewise, Messrs. Diego Salaverri and Leandro Montero, the latter Edenor’s Finance and Control Manager, who are incorporated as Directors to the Deliberative Body are also present. The meeting is chaired by the Board of Directors’ President, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the first issue of the Agenda timely informed […] Afterwards, the THIRD ISSUE of the Agenda is submitted for consideration: 3°) Consideration of Interim Financial Statement as of September 30th 2015. The Chairman informs that in connection with this issue of the Agenda, the Financial Statement and other documents corresponding to the nine months period ended on September 30th 2015 are to be taken into consideration, explaining that the documents to be considered have been distributed among the present members jointly with the invitation to this meeting. In view of the foregoing, the Chairman suggests to omit the reading of said documents, which is approved unanimously by present members, submitting to the consideration of the Directors the Condensed Financial Statements as of September 30th 2015 and for the nine months period ended on September 30th 2015, which includes the Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statement, annexed documents, reporting summary, information required by Section 68 of the Argentine Stock Exchange Listing Requirements and Section 12 Chapter III of the General Resolution N°622 of the Argentine Securities and Exchange Commission, and reports issued by the Certifying Account and the Audit Committee; all documents corresponding to the period ended on September 30th 2015. The Chairman proposes present members to approve the documents submitted for consideration. Upon motion duly made and after a brief exchange of opinions, the Board of Directors by unanimous computable votes, with the abstention of Directors Messrs. Endeiza, Setti, Saks and Durán Cassiet; DECiDES TO: (i) approve all the documents submitted for the consideration in the present issue of the Agenda; (ii) note the reports attached to the Consolidated Financial Statements approved; and (iii) authorize the Chairman and Deputy Chairman to indistinctly subscribe the Financial Statements corresponding to the period ended on September 30th 2015. Then, the FOURTH ISSUE of the Agenda is submitted for consideration […] there being no further business to be discussed; the Chairman concludes the meeting at 12.00 pm.

Signed below by: Ricardo Torres, Pablo Díaz, Edgardo Volosín, Eduardo Llanos, Maximiliano Fernández, Eduardo Endeiza, Eduardo Setti, Santiago Durán Cassiet, Ariel Saks, Diego Salaverri, Leandro Montero, José Daniel Abelovich, Damián Burgio and Walter Pardi.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 16, 2015